EXHIBIT 99.1

GameSquare Secures US $5.0 Million Credit Facility

Access to Capital Positions GameSquare for Continued Growth

TORONTO, ON / June 30, 2022 / GameSquare Esports Inc. (CSE:GSQ)(OTCQB:GMSQF)(FRA:29Q1) ("GameSquare", or the "Company"), announces the closing of its previously announced $5.0 million revolving loan facility (the "Credit Facility"). The Credit Facility provides GameSquare with access to capital in addition to its current cash on hand as the Company continues its path to profitability while investing in growth and illustrates the strong support that the Company has from its largest shareholders, Goff Capital and the Jones Family, the owners of the Dallas Cowboys.

"This US$5 million credit facility provides Gamesquare with growth capital, while managing dilution in a challenging capital market environment," said Justin Kenna, CEO of GameSquare. "We have made great progress integrating the profitable digital agencies that we have acquired, and we continue our path toward profitability. We have grown our audience to more than 220 million across our aggregate social following and media network, we recently announced a significant contract win valued at more than 10% of the upper end of our 2022 revenue guidance of US$23.5 to $25.0 million, and we have launched new businesses as we build a leading esports company. Today's announcement reinforces the strong support and confidence we have from our partners and investors."

The Credit Facility among GameSquare Esports (USA) Inc. (the "Borrower"), GameSquare, Code Red Esports Ltd., NextGen Tech LLC, GCN Inc. and Swingman LLC (together with the Borrower, the "Guarantors")and Goff & Jones Lending Co, LLC (the "Lender"), an entity established by Goff Capital, Inc. and Blue & Silver Ventures, Ltd., provides for a revolving loan in the aggregate amount of up to US$5 million for a term of one year, subject to an extension. The Credit Facility may be drawn down by the Borrower, subject to the Company satisfying certain conditions precedent set out therein, including providing a first ranking security interests in the assets of the Guarantors in favour of the Lender prior to the initial advance under the Credit Facility. The Company has not drawn down on the Credit Facility.

The Company issued 4,494,286 common share purchase warrants (the "Warrants") to the Lender. Each Warrant entitles the Lender to acquire one common share in the capital of the Company (each a "Common Share")at an exercise price equal to C$0.14 for a two-year term expiring on June 30, 2024. The Warrants and the underlying Common Shares are subject to a hold period of four months and one day from the date of issuance pursuant to Canadian securities laws as well as applicable hold periods under U.S. securities laws. The Company agreed to issue additional Warrants with respect to any advance made under the Credit Facility which number of Warrants shall equal to the 10% of the Canadian dollar equivalent of such advance divided by the volume weighted average price of the Common Shares ("VWAP") prior to the date of the borrowing notice plus a 20% premium to such VWAP. The exercise price on such Warrants shall be an amount equal to the applicable VWAP plus a 20% premium to such VWAP.

The Lender is an insider of the Company and accordingly the Credit Facility represents a "related party transaction" under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relied on an exemption from the formal valuation requirements of MI 61-101 available on the basis of the securities of the Company not being listed on a specified markets under subsection 5.5(b) of MI 61-101. The Company also relied on the exemption from minority shareholder approval requirements under MI 61-101 as the Credit Facility is considered a non-equity loan as described under subsection 5.7(f) of MI 61-101.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 459-0423

Email: IR@gamesquare.com

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Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company's future performance; continued growth and profitability; and the Company's ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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